SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 4)

                          Compton Petroleum Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   204940100
                                 (CUSIP Number)

                        Centennial Energy Partners, L.P.
               575 Lexington Ave., 33rd Fl., New York, NY 10022
                                 (212) 753-5150
                               Attn:  Peter Seldin
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 6, 2009
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G To report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		42,314,762


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		42,314,762


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,314,762

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	15.19%


14.  TYPE OF REPORTING PERSON*	PN















CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Hoyt Farm Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		7,624,901


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		7,624,901


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,624,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.74%


14.  TYPE OF REPORTING PERSON*	PN
















CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		5,140,235


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		5,140,235


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,140,235

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.85%


14.  TYPE OF REPORTING PERSON*	PN














CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		465,898


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		465,898


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     465,898

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.17%


14.  TYPE OF REPORTING PERSON*	PN














CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		55,545,796


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		55,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.94%


14.  TYPE OF REPORTING PERSON*	OO















CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		55,545,796


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		55,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.94%


14.  TYPE OF REPORTING PERSON*	IN















CUSIP No.  	204940100

Item 1.  Name of Issuer.
	The information in Item 1 has not changed since the Amendment 3 to the 13D previously filed by the Reporting Persons on March 26, 2009.


Item 2.  Identity and Background.

     	The information in Item 2 has not changed since the Amendment 3 to the 13D previously filed by the Reporting Persons on March 26, 2009.


Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of Schedule D is hereby amended by the addition of the following:

	    Centennial Energy Partners, L. P. acquired 13,302,535 Units of Compton pursuant to the underwritten public offering (the ?Offering?) which closed on October 5, 2009. Each unit consists of one common share in the capital of Compton and one full common-share purchase warrant, exercisable at CDN $1.55 for a period extending 24 months from the closing date. The purchase price was $1.1617 per unit for a total purchase price of $15,453,554.91.

          Quadrennial Partners, L. P. acquired 1,551,000 Units of Compton pursuant to the Offering which closed on October 5, 2009. Each unit consists of one common share in the capital of Compton and one full common-share purchase warrant, exercisable at CDN $1.55 for a period extending 24 months from the closing date. The purchase price was $1.1617 per unit for a total purchase price of $1,801,796.70.

          Centennial Energy Partners V, L. P. acquired 146,465 Units of
Compton pursuant to the Offering which closed on October 5, 2009. Each unit consists of one common share in the capital of Compton and one full common-share purchase warrant, exercisable at CDN $1.55 for a period extending 24 months from the closing date. The purchase price was $1.1617 per unit for a total purchase price of $170,148.39.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to include the following:

      In a letter to the Company?s management dated October 6, 2009, Mr. Seldin announced his resignation from the Board of Directors of Compton effective immediately. In his letter, Mr. Seldin indicates his belief that the closing of the Unit offering and the recently announced agreement to sell an overriding revenue interest are important steps in the financial restructuring of the Company. Both transactions, led by Compton?s new management team, serve to strengthen the balance sheet and establish Compton as an on-going concern. The letter is attached hereto as Exhibit B.


Mr. Warren Shimmerlik remains an independent director of Compton and a general consultant to the Reporting Persons. The Reporting Persons retain the exclusive right to vote and dispose of the shares of Compton and the Reporting Persons will not discuss such decisions with Mr. Shimmerlik. The Reporting Persons will not have access to confidential information obtained by Mr. Shimmerlik by virtue of his director position. Mr. Shimmerlik s compensation for consulting services performed for the Reporting Persons is not and will not be based upon Compton share price performance or Mr. Shimmerlik s activities in his capacity as director of Compton.




CUSIP No.  	204940100



The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, would relate to or would result in, (a) the acquisition or disposition of securities of the Issuer; (b)any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer s charter or by laws; (h) the Shares of the Issuer being delisted from a national securities exchange; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act of 1934.



Item 5.  Interest in Securities of the Issuer.

	Item 5(a) and 5(c) are hereby amended and restated to read as follows:


	(a)As of the date hereof, (i) Energy owns beneficially 29,012,227 shares of the Common Stock and 13,302,535 warrants to purchase shares of Common Stock which have been deemed exercised for purpose of this report, constituting approximately 15.19% of the shares deemed outstanding, (ii) Hoyt Farm owns beneficially 7,624,901 shares of the Common Stock, constituting approximately 2.74% of the shares deemed outstanding, (iii) Quadrennial owns beneficially 3,589,235 shares of the Common Stock and 1,551,000 warrants to purchase shares of Common Stock which have been deemed exercised for purpose of this report, constituting approximately 1.85% of the shares deemed outstanding, iv) Centennial V owns beneficially 319,433 shares of the Common Stock and 146,465 warrants to purchase shares of Common Stock which have been deemed exercised for purpose of this report, constituting approximately .17% of the shares deemed outstanding, (v) Centennial LLC owns beneficially 40,545,796 shares of the Common Stock and 15,000,000 warrants to purchase shares of Common Stock which have been deemed exercised for purpose of this report, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 40,545,796 shares of the Common Stock and 15,000,000 warrants to purchase shares of Common Stock which have been deemed exercised for purpose of this report, representing shares owned by the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 40,545,796 shares of Common Stock and 15,000,000 warrants to purchase shares of Common Stock which have been deemed exercised for purpose of this report, constituting approximately 19.94% of the shares deemed outstanding. The percentages used herein are based upon 263,573,451 outstanding shares of Common Stock as of June 30, 2009 after giving effect to the Unit Offering as reported in the Company?s Short Form Prospectus issued as a supplement to Amendment No. 1 to Form F-10 filed on September 24, 2009, and adjusted by 15,000,000 for the deemed exercise of warrants to purchase common shares by only the Reporting Persons.












CUSIP No.  	204940100



(c) The following Reporting Persons directly acquired the respective
Units pursuant to the Offering which closed on October 5, 2009. Each Unit consists of one common share in the capital of Compton and one full common-share purchase warrant, exercisable at CDN $1.55 for a period extending 24 months from the closing date.

Reporting Person				  Units Acquired
Centennial Energy Partners, L.P.	  13,302,535
Quadrennial Partners, L.P.		   1,551,000
Centennial Energy Partners V, L.P.	     146,465



No other transactions in the Common Stock have occurred during the 60 period ending on the date hereof.


       The information in Items 5(b)and 5(d) have not changed since the Amendment 3 to the 13D previously filed by the Reporting Persons on March 26, 2009.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The information in Item 6 has not changed since the Amendment 3 to the 13D previously filed by the Reporting Persons on March 26, 2009.


Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly





























                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 8, 2009


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
 								Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

























                                   EXHIBIT A
                                   AGREEMENT

	The undersigned agree that this Amendment 3 to Schedule 13D dated October 8, 2009 relating to the Common Stock of Compton Petroleum shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner




























                                       EXHIBIT B



CENTENNIAL
ENERGY PARTNERS, L.P.

                          575 Lexington Ave., Floor 33, New York, New York 10022
                          Tel:  (212) 753-5150	    Fax:  (212) 753-5927

Peter K. Seldin
Managing Member
Centennial Energy Partners, L.L.C.


October 6, 2009

Mr. Mel F. Belich, Q.C.
Chairman
Mr. Timothy S. Granger
President & Chief Executive Officer
Compton Petroleum Corporation
Suite 500, 850 ? 2nd Street SW
Calgary, Alberta T2P 0R8
Canada

Dear Mel and Tim,

With this letter, I tender my resignation from the Board of Directors of Compton Petroleum Corporation.

As you know, I joined the Compton Board in February of 2008 to participate in a Board-level review of the company?s strategic alternatives, including the potential sale of Compton. The Board, in June of last year, voted to put Compton up for sale, but the unprecedented conditions in the capital markets prevented such a corporate sale from taking place on acceptable terms.

After the unsuccessful corporate-sale process, Compton?s Board, with my full agreement, decided to hire a new management team and engage in steps to restructure the company?s finances as an on-going concern. I decided to remain on the Board to support the new management team in its transition to Compton and to participate in the financial restructuring process. With the recently closed share-and-warrant issue, in which Centennial participated, and the announced agreement to sell an overriding revenue interest, I believe that Compton has taken important steps in this restructuring.

Now that Compton has firmly established itself as an on-going concern with a stronger balance sheet, it is time for me to leave the Board. It was never my intention to serve as a Director of an on-going concern. Such a Directorship is fundamentally incompatible with my position as the managing member of an investment firm holding a major position in this company.

I appreciate the consideration shown to me during my tenure as a Compton Director. As a continuing shareholder of the company, I wish all of us, including Compton?s Board, its employees and shareholders, much future success.

Sincerely,



/s/  Peter K. Seldin
      Peter K. Seldin